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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Capital Investments, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

100 E. South Street - 2nd Floor, Suite 3

(No. and Street)

Charlottesville	VA	22902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna L. Cooper, Chief Compliance Officer   (434) 295-5888

                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves

(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 300	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Donna L. Cooper_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Butler Capital Investments, LLC_____ , as

of __December 31_____ , 20 _07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____N|A_____

_____

_____

_____

Donna L Cooper
_____
Signature

Chief Compliance Officer
_____
Title

Amy R Keysear #3126556

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER CAPITAL INVESTMENTS, LLC

Statement of Financial Condition and
Independent Accountants' Report on Internal Control
Required by SEC Rule 17a-5

December 31, 2007

SEC ID 8 – 50007
Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.



**KEITER, STEPHENS,
HURST, GARY & SHREAVES**
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

P.O. Box 32066 ◆ Richmond, Virginia 23294 ◆Telephone (804) 747-0000 ◆ Fax (804) 747-3632

BUTLER CAPITAL INVESTMENTS, LLC

Table of Contents



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Managing Member
Butler Capital Investments, LLC
Charlottesville, Virginia

We have audited the accompanying statement of financial condition of Butler Capital Investments, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Butler Capital Investments, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

February 26, 2008

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

BUTLER CAPITAL INVESTMENTS, LLC

Statement of Financial Condition
December 31, 2007

<u>Assets</u>

Cash	$	244,479
Receivables from customers		735,351
Property and equipment, net		60,322
Other assets		300,911
Total assets		$ 1,341,063

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accrued commissions	$	178,943
Accounts payable and accrued liabilities		172,097
Note payable		11,385
Total liabilities		362,425
Member's equity		978,638
Total liabilities and member's equity		$ 1,341,063

See accompanying notes to financial statement.

BUTLER CAPITAL INVESTMENTS, LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Butler Capital Investments, LLC (the "Company"), is a Limited Liability Company organized in the State of New York in 2001. The Company operates as an investments marketing firm and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

   At December 31, 2007 two customers accounted for 84% of accounts receivable.

   Cash: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

   Allowance for Doubtful Accounts: The Company uses the allowance method of accounting for doubtful accounts. The amount of doubtful accounts was considered immaterial for 2007 and no reserve was considered necessary.

   Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using accelerated methods over the estimated useful lives of the related assets ranging from 3 to 7 years.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

2.   Property and Equipment:

Property and equipment at December 31, 2007 consisted of the following:

Furniture and equipment	$ 255,645
Vehicle	46,000
Website	15,500
	317,145
Less: accumulated depreciation and amortization	(256,823)
Net property and equipment	$ 60,322

3.   Note Payable:

Note payable is payable in monthly installments of $848 through 2009, including interest at 3.99%. The note is secured by a vehicle.

Scheduled maturities of the note payable are as follows for the years ending December 31:

2008	$ 9,901
2009	1,484
	$ 11,385

4.   Related-Party Transactions:

The Company has advanced approximately $159,000 to a related party at December 31, 2007, which was repaid during 2008; this amount is included in other assets on the statement of financial condition.

5.   Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2007, the Company had net capital of $56,925, which was $32,763 in excess of required minimum net capital of $24,162. The Company's net capital ratio was 6.37 to 1.



KEITER, STEPHENS, HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3**

Managing Member
Butler Capital Investments, LLC
Charlottesville, Virginia

In planning and performing our audit of the financial statement of Butler Capital Investments, LLC ("the Company"), as of December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 26, 2008

END